

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 26, 2010

Mr. Ronald A. Duncan
President
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, AK 99503

> **Re: General Communication, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010, as amended April 28, 2010 and May 25, 2010**
> **File No. 000-15279**

Dear Mr. Duncan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Steven D. Miller, Esq.
Sherman & Howard L.L.C
Via Facsimile: (303) 298-0940